

April 6, 2018

Steven C. Quay
Chief Executive Officer
Atossa Genetics Inc.
107 Spring Street
Seattle, WA 98104

      Re: Atossa Genetics Inc.
          Registration Statement on Form S-1
          Filed March 27, 2018
          File No. 333-223949

Dear Mr. Quay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Material U.S. Federal Income Tax Consequences, page 35

1.   We note your belief that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing pursuant to Item 601(b)(8) of Regulation S-K and update the tax disclosure in the prospectus accordingly. For guidance, please refer to Section III.A.2, including footnote 39, of Staff Legal Bulletin No. 19 (October 14, 2011).

Information Incorporated by Reference, page 51

2.   Please incorporate by reference Item 8.01 of your Current Reports on Form 8-K filed on February 1 and February 21, 2018. Please also incorporate by reference your Definitive Proxy Statement on Schedule 14A filed on March 20, 2018. Refer to Item 12(a)(2) of Form S-1 for guidance.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan A. Murr, Esq.